Exhibit 4.4

Stockholders’ Agreement

THIS STOCKHOLDERS’ AGREEMENT (this “Agreement”), dated as of                         , 2017, is entered into by and between OrthoPediatrics Corp., a Delaware corporation (the “Company”), and Squadron Capital LLC, a Delaware limited liability company (“Squadron”).

WHEREAS, Squadron holds all of the outstanding shares of the Company’s Series A Convertible Preferred Stock, par value $0.00025 per share (the “Series A Preferred Stock”), and greater than 90% of the outstanding shares of the Company’s Series B Convertible Preferred Stock, par value $0.00025 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”);

WHEREAS, the rights of the holders of the Preferred Stock are set forth in that certain Amended and Restated Certificate of Designations, Preferences and Rights of Preferred Stock of the Company, as filed with the Secretary of State of the State of Delaware on May 28, 2014, as amended on April 26, 2017 (the “Certificate of Designations”);

WHEREAS, pursuant to Section 3.2 of the Certificate of Designations, the holders of record of the shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion of the Series A Preferred Stock, exclusively and as a separate class are entitled to elect two director of the Corporation;

WHEREAS, pursuant to Section 3.2 of the Certificate of Designations, the holders of record of the shares of Series B Preferred Stock and/or shares of Common Stock issued upon conversion of the Series B Preferred Stock, exclusively and as a separate class are entitled to elect two directors of the Corporation;

WHEREAS, subject to and effective upon the closing of the Company’s registered initial public offering of Common Stock, par value $0.00025 per share (the “Common Stock”), made pursuant to the Registration Statement on Form S-1 (No. 333-212076) filed with the U.S. Securities and Exchange Commission on June 16, 2016, as amended (the “IPO”): (x) Squadron has consented to the Mandatory Conversion (as such term is defined in the Certificate of Designations) of (i) the Series A Preferred Stock into shares of Common Stock and (ii) the Series B Preferred Stock into shares of Common Stock; (y) Squadron has agreed to convert the aggregate amount per share equal to the Original Issue Price of the Series A Preferred Stock plus any Accruing Dividends (as such terms are defined in the Certificate of Designations) accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid into shares of Common in lieu of a cash payment therefore and (z) the Company will file an amended and restated Certificate of Incorporation with the Secretary of State of the State of Delaware and adopt amended and restated by-laws of the Company;

WHEREAS, the parties hereto desire to enter into this Agreement to govern certain rights with respect to matters relating to Squadron’s ownership of the Common Stock.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Company and Squadron agree as follows, such agreement subject to and effective upon the closing of the IPO.

Article I– DEFINITIONS

As used in this Agreement, the following terms will have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person, where “control” and its corollaries mean the possession, directly or indirectly, of power to direct or cause the direction of management or policies of such Person (whether through the ownership of voting securities, partnership or other ownership interests, by contract or trust agreement or otherwise).

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, any agency or instrumentality of such government or political subdivision, any self-regulated organization or any other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Organizational Documents” means: (a) the certificate of incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware on the date hereof; and (b) the bylaws of the Corporation in effect on the date hereof; in each case as may be amended, modified, supplemented or restated from time to time.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

Article II– BOARD OF DIRECTORS

Section 2.01         Size of Initial Board.         The board of directors (each, a “Director” and, collectively, the “Board”) shall initially consist of eleven (11) directors, divided into three classes designated Class I, Class II and Class III. The number of directors may be changed only by the vote of the Board, including the affirmative vote of the Squadron Directors.

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Section 2.02         Composition of the Board.

(a)          Following the closing of the IPO, Squadron shall have the right (but not the obligation) to cause the Company, in its proxy statement as mailed out from time to time, to include in its slate of recommended nominees for election to the Board: (i) four designees, for so long as Squadron, together with its Affiliates, beneficially own, directly or indirectly, 35% or more of the voting power of all shares of the Company’s capital stock entitled to vote generally in the election of directors; (ii) three designees, for so long as Squadron, together with its Affiliates, beneficially own, directly or indirectly, 20% or more, but less than 35%, of the voting power of all shares of the Company’s capital stock entitled to vote generally in the election of directors; and (iii) two designees, for so long as Squadron, together with its Affiliates, beneficially own, directly or indirectly, 10% or more, but less than 20%, of the voting power of all shares of the Company’s capital stock entitled to vote generally in the election of directors. Each person whom Squadron shall designate pursuant to this Section 2.02, and who is thereafter elected to the Board to serve as a Director, shall be referred to herein as a “Squadron Director.” The Squadron Directors shall initially consist of: Marie Infante, who shall serve as a Class I Director; a Squadron Director who will be appointed by the Board to fill the vacancy on the Board as of the date hereof, who, when appointed, shall serve as a Class II Director; and David Pelizzon and Harald Ruf, who shall serve as Class III Directors.

(b)          The Company agrees to include in its slate of recommended nominees for election to the Board at any meeting of stockholders called for the purpose of electing Directors or any meeting of the Board called to fill a vacancy on the Board, the persons designated by Squadron pursuant to Section 2.01(a) (to the extent that Directors of such nominee’s class are to be elected at such meeting, for so long as the Board is classified) and to nominate and recommend each such person to be elected as a Director, and to solicit proxies or consents in favor thereof. The Company shall be entitled to identify such persons as designees of Squadron pursuant to this Agreement.

(c)          In the event that a vacancy is created at any time by the death, resignation, retirement, disqualification, removal or otherwise of any Squadron Director, the remaining Directors and the Company shall cause such vacancy to be filled by a new designee of Squadron as soon as possible, and the Company hereby agrees to take, at any time and from time to time, all actions necessary to accomplish the same.

(d)          In the event that Squadron, together with its Affiliates, ceases to beneficially own at least 10% of the issued and outstanding shares of Common Stock, then Squadron shall cease to have the right to designate any persons for election to the Board pursuant to this Section 2.01, and this Agreement shall terminate pursuant to Section 3.01(a).

Article III– TERMINATION

Section 3.01         Termination. This Agreement shall terminate upon the earliest of: (a) the date on which Squadron, together with its Affiliates, ceases to own at least ten percent (10%) of the issued and outstanding shares of Common Stock; (b) the dissolution, liquidation or winding up of the Company; or (c) an agreement in writing signed by each of the parties hereto to terminate this Agreement.

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Article IV– MISCELLANEOUS

Section 4.01         Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided: (a) by hand (in which case, it will be effective upon delivery); (b) by facsimile or email (in which case, it will be effective upon receipt of confirmation of transmission); or (c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective one (1) business day after being deposited with such courier service); in each case, to the address or facsimile number listed below (or to such other address or facsimile number as shall be specified in a notice given in accordance with this Section 4.01):

If to the Company:	OrthoPediatrics Corp.
2850 Frontier Drive
Warsaw, Indiana 46582
Attention: General Counsel
Facsimile: 574-269-3692

If to Squadron:	Squadron Capital LLC
18 Hartford Avenue
Granby, Connecticut 06035
Attention: David R. Pelizzon
Facsimile: 860-413-9872

Section 4.02         Headings; Interpretation. The headings contained in this Agreement are for convenience purposes only and shall not in any way affect the meaning or interpretation hereof. Whenever required by the context, the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the words “or,” “either” and “any” shall not be exclusive. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, if applicable, hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring either party by virtue of the authorship of any of the provisions of this Agreement.

Section 4.03         Severability. If any provision of this Agreement is found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereto waive such provision to the extent that it is found to be invalid or unenforceable so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable and, as modified, shall be enforced as any other provision hereof, with all the other provisions hereof continuing in full force and effect.

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Section 4.04         Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter contained herein and supersedes any and all prior and contemporaneous discussions, negotiations, proposals, undertakings, understandings and agreements, whether written and oral, with respect thereto.

Section 4.05         Assignment. This Agreement, and the rights and obligations of the parties hereunder, may not be transferred or assigned without the prior written consent of each of the parties hereto.

Section 4.06         Binding Effect; No Third-Party Beneficiaries. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto. This Agreement is for the sole benefit of the parties hereto and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 4.07         Amendment and Waiver. This Agreement may only be amended or modified by an agreement in writing signed by each of the parties hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after such waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 4.08         Governing Law. This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Section 4.09         Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. A signature delivered by facsimile, pdf, electronic mail or other electronic means shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Stockholders’ Agreement as of the date first written above.

OrthoPediatrics Corp.

By _______________________________________
Name: Mark C. Throdahl
Title: President and Chief Executive Officer

Squadron Capital LLC

By _______________________________________
Name: David R. Pelizzon
Title: President

[Signature Page to Stockholders’ Agreement]